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                                                                 EXHIBIT (A)(7)


                                Supplement to the
                                Offer to Purchase
               Up to 145,000 Units of Limited Partnership Interest

                                       of
                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3,
                        a California limited partnership

                                       at
                                $85 NET PER UNIT
                                       by
                        MADISON RIVER PROPERTIES, L.L.C.

================================================================================
           THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD HAVE BEEN
      EXTENDED AND NOW WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON FRIDAY,
            FEBRUARY 27, 1998, UNLESS THE OFFER IS FURTHER EXTENDED.
================================================================================

                                                              FEBRUARY 13, 1998
To:      The Limited Partners of
         Consolidated Capital Institutional Properties/3

         This document supplements and updates the Offer to Purchase, dated December 31, 1997, previously sent to you. It contains important information that should be read carefully by you. Capitalized terms used in this document and not otherwise defined have the same meanings as in the Offer to Purchase.

         As discussed in the Offer to Purchase, the Partnership has been marketing for sale the Lamplighter Park Apartments Complex located in Bellevue, Washington (the "Lamplighter Park Property"). On February 12, 1998, the Partnership entered into a non-binding letter of intent providing for the sale of the Lamplighter Park Property for a cash sale price of $13,525,000. The sale of the property is subject to a number of conditions, including the negotiation and execution of a definitive contract and completion to the buyer's satisfaction of title searches and physical inspections. Accordingly, the Purchaser does not know if the sale will be completed, or whether, if the sale is completed, the final sale price will be different. The sale price contemplated by the letter of intent represents a substantial premium over the Purchaser's estimate (which was $8,074,000) of the value of the Lamplighter Park Property contained in the Offer to Purchase.

         If the proposed sale price for the Lamplighter Park Property of $13,525,000 were substituted for the Purchaser's estimated value of $8,074,000, the Purchaser's pro forma liquidation analysis described in Section 13 of the Offer to Purchase would produce a net liquidation value per Unit of $133.21. The Purchaser does not know whether the property valuation reflected in the proposed sale price for the Lamplighter Park Property is aberrational or reflects a new change in market conditions. If there has been a change in market conditions, the Purchaser's estimate of the net liquidation value per Unit may be unduly conservative (low), possibly by a substantial amount, because the Purchaser's estimates of the fair market values of the other properties described in the Offer to Purchase also may be low.

         The Purchaser expects that, consistent with prior practice, if the Lamplighter Park Property is sold the General Partner will distribute to the partners in the Partnership of substantially all of the net proceeds from the sale, after payment of applicable expenses and the setting aside of appropriate reserves, approximately 30 days after the closing. The General Partner has advised the Purchaser that no definitive plans exist in this regard; however, the Purchaser estimates that the likely amount of such a distribution would be approximately $23.50 per Unit payable in May or June 1998. Limited Partners who sell their Units pursuant to the Offer will not be eligible to receive any such distribution, which would be payable instead to the Purchaser as the new owner of the Units.

         Limited Partners who have not yet tendered their Units may do so by following the procedures described in Section 3 of the Offer to Purchase. Limited Partners who have tendered their Units and now wish to withdraw them may do so by following the procedures described in Section 4 of the Offer to Purchase.

                                                MADISON RIVER PROPERTIES, L.L.C.